UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Metro One Telecommunications, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

59163F105

(CUSIP Number)

Kenneth D. Peterson, Jr.

Columbia Ventures Corporation

203 SE Park Plaza Drive, Suite 270

Vancouver, WA 98684

360-816-1840

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59163F105	13D	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth D. Peterson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,839,915*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 772,500
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,839,915*
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14.		TYPE OF REPORTING PERSON IN

* Includes (i) 772,500 common shares, (ii) 4,494,381 shares underlying 800 shares of Series A Convertible Preferred Stock that are currently convertible and (iii) 1,573,034 shares underlying 280 shares of Series A Convertible Preferred Stock that are currently convertible underlying 218.4 warrants that are currently exercisable. Please see Item 3 for a fuller description of the transaction.

CUSIP No. 59163F105	13D	Page 3 of 7 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Ventures Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Washington State
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,839,915*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 772,500
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,839,915*
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14.		TYPE OF REPORTING PERSON CO

* Includes (i) 772,500 common shares, (ii) 4,494,381 shares underlying 800 shares of Series A Convertible Preferred Stock that are currently convertible and (iii) 1,573,034 shares underlying 280 shares of Series A Convertible Preferred Stock that are currently convertible underlying 218.4 warrants that are currently exercisable. Please see Item 3 for a fuller description of the transaction.

CUSIP No. 59163F105	13D	Page 4 of 7 Pages

Kenneth D. Peterson, Jr. (“Peterson”) and Columbia Ventures Corporation (“Columbia”) hereby file this Amendment No. 6 (“Amendment No. 6”) to amend and supplement the Statement on Schedule 13D filed with the SEC on March 7, 2005 and amended on March 25, 2005, May 10, 2005, May 17, 2005, June 2, 2005, and June 11, 2007 relating to Common Stock, no par value per share (“Common Stock”), issued by Metro One Telecommunications, Inc., an Oregon corporation (the “Issuer”). This Amendment No. 6 is being filed to reflect the changes in beneficial ownership of the Reporting Persons since the date of Amendment No. 5 to the Schedule 13D. As provided in the Joint Filing Agreement filed as an Exhibit to the original Schedule 13D, the Reporting Persons have agreed, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, to file one statement on Schedule 13D (and amendments thereto) with respect to their ownership of Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to include the following:

On August 15, 2007, Columbia invested $6,240,000 of its working capital to acquire 624 shares of Series A Convertible Preferred Stock (the “Preferred”) which are immediately convertible into 3,495,617 shares of Common Stock, which number may be adjusted from time to time, and which currently votes with the Common Stock with respect to approximately 85% of the shares of Common Stock into which it is convertible. Under the terms of the Preferred, the shares of Preferred vote together with shares of Common Stock on all matters and will vote together with holders of Common Stock as a single class. In addition, approval of the holders of the Preferred, voting as a separate class, is required for the Company to undertake certain actions. The holders of Preferred, voting as a separate class, will, so long as at least 203 shares of Preferred are outstanding, have the right to appoint two directors to the Issuer’s board of directors and will, so long as at least 540 shares of Preferred are outstanding, have the right to appoint a majority of the directors to the Issuer’s board of directors. Peterson has been so appointed and currently is a member of the Issuer’s board of directors. The conversion price of $1.78 is subject to adjustment. Together with the Preferred, Columbia also acquired at no additional cost warrants (the “Warrants”) to purchase an additional 218.4 shares of the Preferred at an exercise price of $10,000 per share, which will be convertible into 1,226,966 shares of Common Stock at an initial price of $1.78 per share, subject to closing conditions. Such additional Preferred are convertible into shares of Common Stock and such additional Warrants are exercisable for shares of Preferred, which are convertible into shares of Common Stock. In connection with the August 15, 2007 investment, those certain Senior Secured Convertible Revolver Bridge Notes of the Issuer previously acquired by the Reporting Persons were drawn down in full, constituting the $6,240,000 investment by Columbia, and immediately converted in full into the 624 shares of Preferred, and are no longer outstanding.

Forms of the relevant documents have been filed by the Issuer as exhibits to its current Report on Form 8-K filed with the SEC on June 8, 2007.

Item 4.	Purpose of Transaction.

The Preferred and the Warrants were acquired by Columbia for investment purposes.

The investments in the Issuer by the Reporting Persons (and their affiliates) are continuously reviewed and, at any time, the amount of such investments may be increased, through open market purchases or otherwise, or decreased. While the Reporting Persons (and their affiliates) do not have any plans or proposals which relate to or would result in any of the following, the Reporting Persons reserve the right at any time to pursue or support any one or more:

(a) The acquisition by any other person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 59163F105	13D	Page 5 of 7 Pages

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

As of the date hereof, Columbia is the direct beneficial owner of 6,839,915 shares of Common Stock over which it has shared voting power and 772,500 shares of Common Stock over which it has shared dispositive power. The 6,839,915 shares represent 55.6% of the issued and outstanding shares of Common Stock, based on 6,233,326 shares reported by the Issuer as issued and outstanding as of August 10, 2007, plus the 6,067,415 shares of Common Stock beneficially owned by the Reporting Persons through their beneficial ownership of 1,080 shares of Preferred.

As of the date hereof, Peterson may be deemed to be the indirect beneficial owner of 6,839,915 shares of Common Stock over which it has shared voting power and 772,500 shares of Common Stock over which it has shared dispositive power. The 6,839,915 shares represent 55.6% of the issued and outstanding shares of Common Stock, based on 6,233,326 shares reported by the Issuer as issued and outstanding as of August 10, 2007, plus the 6,067,415 shares of Common Stock beneficially owned by the Reporting Persons through their beneficial ownership of 1,080 shares of Preferred.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by a Reporting Person during the past sixty (60) days:

CUSIP No. 59163F105	13D	Page 6 of 7 Pages

ReportingPerson	Date	Amount Bought (Sold)	Price Per Share	Where and How Effected
Columbia	August 15, 2007	3,495,617**	$10,000**	Private Placement from Issuer

** This amount represents the Common Stock convertible from 624 shares of Preferred, which are immediately convertible. The price paid was $10,000 per share of Preferred. In addition, the Reporting Persons acquired, for no additional consideration, warrants to purchase an additional 218.4 shares of Preferred, which are convertible into an additional 1,226,966 shares of Common Stock. For a fuller description of the transaction, please see Item 3.

CUSIP No. 59163F105	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2007
	By:	/s/ Kenneth D. Peterson, Jr.
Kenneth D. Peterson, Jr.

Columbia Ventures Corporation
By:	/s/ Kenneth D. Peterson, Jr.
Its: Sole Shareholder, Director and Chief Executive Officer